BILL OF SALE

This BILL OF SALE is made as of the ____ day of September, 2006, by between Pacer Health Management Corporation of Georgia, a Georgia corporation (“Seller”), and Health Systems Real Estate, Inc., a nonprofit Georgia corporation (“Purchaser”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in that certain Asset Purchase Agreement, dated as of September ___, 2006, by and among Seller, Purchaser, and Greene County Nursing Center, LLC, a Georgia limited liability company (“GCNC”).

KNOW ALL PERSONS BY THESE PRESENTS, that for and in consideration of TEN and 00/100 DOLLARS in hand paid and other good and valuable consideration, the receipt of which is hereby acknowledged and intending to be legally bound hereby, Seller does hereby grant, sell, convey, transfer, assign, deliver and set over unto GCNC as Purchaser’s designee, its heirs, executors, administrators, successors and assigns, all of Seller’s right, title and interest in and to the Assets (as defined in Section 2.2 of the Purchase Agreement) forever, including without limitation: (i) all food and beverages, medical, pharmaceutical, engineering, maintenance, cleaning and housekeeping materials and supplies, including, without limitation, soap and other toiletries; (ii) stationery, menus and other printed materials; (iii) and all other supplies of all kinds, whether used, unused or held in reserve storage for future use in connection with the Nursing Home Business, and whether used or held in operating departments or held in reserve storage, but excluding any Excluded Assets, to have and to hold the same unto GCNC, its heirs, executors, administrators, successors and assigns, forever.

IN WITNESS WHEREOF, Seller has caused this Bill of Sale to be executed and delivered as of the day and year first above written.

SELLER:

PACER HEALTH MANAGEMENT CORPORATION OF GEORGIA

By:

Name:

Title:

LEGAL_US_E # 71991868.1